STOCK ACQUISITION AND VOTING AGREEMENT

THIS STOCK ACQUISITION AND VOTING AGREEMENT (this “Agreement”) is made this 30th day of March, 2006 (the “Effective Date”) between:

(1).

The MacKay Group, Inc. (“MKG”), a corporation duly authorized and incorporated under Hong Kong law, with offices at 1615 Walnut Street, 3rd Floor, Philadelphia, Pennsylvania 19103; and

(2).

Dr. David M. Long, Jr., an adult individual residing at 10988 Horizon Hills Drive, El Cajon, CA 92020 (“Dr. David Long”); Donna R. Long, an adult individual residing at 10988 Horizon Hills Drive, El Cajon, CA 92020; Dr. Raymond A. Long, an adult individual with an address at 474 Margaret Street, Apt. 76, Plattsburgh, NY 12901 (“Dr. Raymond Long”); the Long Family Trust dated December 30, 1997, as amended (David M. Long, Jr. and Donna R. Long, trustees), with an address at 2737 Via Orange Way, Suite 108, Spring Valley, CA 91978-1750; and the Long Family Partners II LP (David M. Long, Jr., managing & general partner, and Donna R. Long, general partner), with an address at 2737 Via Orange Way, Suite 108, Spring Valley, CA 91978-1750 (collectively the “Long Family Control Group”, “LFCG”, or “Transferor”).

RECITALS:

WHEREAS as of the Effective Date, LFCG members are collectively the registered holder of over six million (6,000,000) shares of common stock of Biofield Corporation (“Biofield” or the “Company”), a public Delaware corporation, as reflected in Exhibit “A” to this Agreement (the “LFCG Common Stock Shares”);

WHEREAS prior to the Effective Date, Dr. Long was the Chairman of Board, the President, and Chief Executive Officer of Biofield; the remaining members of Biofield’s 3-member board of directors (the “Board”) prior to the Effective Date were Dr. Raymond Long and John D. Stephens;

WHEREAS in its last filing with the United States Securities and Exchange Commission (“SEC”), its Form 10-QSB – 3rd Quarter dated September 30, 2005 (“Biofield’s Last SEC Filing”), Biofield reported that it “continues to incur significant losses.  As of September 30, 2005, the Company had $11,000 in current assets against current liabilities of $7.553 million, and its total liabilities exceeded its total assets by $7.33 million.  These factors raise substantial doubt about the Company’s ability to continue as a going concern”;

WHEREAS in Biofield’s Last SEC Filing, it further reported, inter alia, that (1) “The Company has depleted all its cash resources and the Company had to let go all its employees, except the Chief Operating Officer and Chief Executive Officer . . . ”; (2) Biofield was not able to sell any of its products in 2005 and only generated $10,550 from the sale of a device to a distributor in 2004; (3) Biofield did not incur any research and development (“R&D”) expenditure in 2005; and (4) the “survival of the Company and continuation of its essential operations are dependent on securing  immediate cash to continue operations”;

WHEREAS during the past several years, Biofield has subsisted upon financing from LFCG.  LFCG funding significantly helped develop R&D efforts in connection with the technology, products, and intellectual property Biofield currently has. As a result of certain financing by LFCG members to Biofield, which, pursuant to an arrangement between certain LFCG members and Biofield, may be converted into equity, Biofield owes members of LFCG in excess of $4.3 million, which is approximately sixty percent of Biofield’s current liabilities.  LFCG is no longer able to continue to fund Biofield on a going forward basis;

WHEREAS Biofield’s current inability to generate the necessary sales revenue worldwide and to secure the necessary financing threatens its ability to continue operations and therefore threatens both the value of LFCG’s shares of common stock in Biofield and any stock options or securities interest LFCG members may possess with respect to Biofield and its ability to be paid back with regard to the approximately $4.3 million debt owed to it by Biofield;

WHEREAS MKG and, in particular, its Chairman, James MacKay, have access to substantial funding sources through the world, which may be interested in helping to fund Biofield, and have significant contacts to bring Biofield’s products to world markets, including, but not limited to, China and other parts of Asia;

WHEREAS MKG has agreed, subject to certain conditions, to, inter alia, raise the funds necessary to prevent Biofield from ceasing operations; take over the management, marketing, personnel, and other operations of Biofield (with respect to which Biofield’s last SEC filing reported operating expenses of approximately $944,154 for 2004, the last year Biofield appears to have operated on a more active basis); help restructure Biofield’s substantial debt estimated to be approximately $5.5 million (excluding the debt to be converted pursuant to this Agreement); and utilize its contact base to bring Biofield’s products to Asia and other world markets;

WHEREAS in return for MKG’s promises and covenants, and in the hopes of receiving any value in connection with the significant investment LFCG has made in Biofield in the form of, inter alia, loans and equity, LFCG has agreed to, inter alia, transfer the LFCG Common Stock Shares to MKG;

WHEREAS in return for MKG’s promises and covenants, and in the hopes of receiving any value in connection with the significant investment LFCG has made in Biofield in the form of, inter alia, loans and equity, LFCG has agreed to, inter alia, assign to MKG US$2 million of the debt owed to LFCG by Biofield as well as any right LFCG has to convert that US$2 million debt into common shares of Biofield (the “$2 Million Portion of the Biofield Debt to LFCG”), subject to certain conditions set forth below.  Post-assignment, MKG agrees to makes its reasonable best efforts to cause the Company to convert the $2 Million Portion of the Biofield Debt to LFCG into shares of

Biofield (the “Long Conversion Shares”). A portion of the Long Conversion Shares will be retained by MKG so that when combined with the LFCG Common Stock Shares and any other shares of common stock of Biofield previously transferred to MKG, MKG shall then hold a total of 51% of Biofield’s outstanding shares of common stock on a fully diluted basis.  The remainder of the Long Conversion Shares upon MKG’s retention of the shares described in the preceding sentence shall be transferred to LFCG (the “Post-Retention Remaining Long Conversion Shares”).  LFCG will give MKG the voting rights associated with the Post-Retention Remaining Long Conversion Shares;

WHEREAS in return for MKG’s promises and covenants, Dr. David Long will relinquish his position as Chairman of the Board of Biofield and his position as President and Chief Executive Officer of Biofield;

WHEREAS as additional consideration, Dr. David Long will be retained in connection with Biofield as a consultant for a three-year period and, as set forth more fully herein, LFCG will receive for a three-year period a one-percent (1%) royalty with respect to net sales of Biofield’s products which MKG generates worldwide;

              NOW, THEREFORE, in consideration of the payments and other benefits as set forth herein, the mutual covenants and promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

TRANSFER AND ACQUISITION OF SHARES

1.1

Transfer and Acquisition of LFCG Common Stock Shares.  Subject to the terms and conditions set forth herein, and in consideration of MKG’s covenants and promises, upon the parties’ execution of this Agreement, LFCG will transfer to MKG all shares representing the LFCG Common Stock Shares.  Within seven (7) days of the parties’ execution of this Agreement or other time period mutually agreed to by the parties, LFCG will deliver to MKG stock certificates representing the LFCG Common Stock Shares, which certificate shall be, at MKG’s sole discretion, (a) registered in the name of MKG or the name of its nominee; (b) endorsed in blank; or (c) accompanied by duly executed assignment documents.

1.2

Transactions Subsequent to the Transfer and Acquisition of LFCG Common Stock Shares.

1.2.1

Assignment of $2 Million of the Biofield Debt Owed to Long Family Control.  Upon execution of this Agreement, subject to the conditions set forth in the last sentence of this subsection 1.2.1, LFCG shall assign to MKG Two Million Dollars ($2,000,000) of the debt (comprising principal and interest) owed by Biofield to LFCG and all rights associated with such debt under any note, instrument, agreement or other authorization and under applicable law (the “Assigned Debt”).  The total amount of debt owed by Biofield to LFCG is over $4.3 Million Dollars as of the Effective Date (the

“Total Biofield Debt to LFCG”).  In the event that any portion of the Total Biofield Debt to LFCG can be converted into equity of Biofield under any note, instrument, agreement, or other authorization and/or under applicable law, MKG shall have, at its sole discretion, the right, but not the obligation, to include such convertible portion of the Total Biofield Debt to LFCG or any component thereof as part of the Assigned Debt; should MKG exercise such rights, all rights under any note, instrument, agreement, or other authorization and/or under applicable law associated with the convertible portion of the Total Biofield Debt to LFCG which MKG elects to include in the Assigned Debt, shall also be assigned to MKG by LFCG.  In the event that MKG does not effectuate the transactions contemplated in subsections 1.2.2 and 1.2.3 below of this Agreement within 90 days of the Effective Date or within another time period mutually agreed to by MKG and LFCG, MKG shall assign the Assigned Debt back to LFCG.

1.2.2

Conversion of a Portion of Biofield Debt Owed to Long Family Control Group.   At a time designated by MKG within 90 days of the Effective Date or within another time period mutually agreed to by MKG and LFCG, MKG shall makes its reasonable best efforts to cause the Company to convert the Assigned Debt into shares of common stock of Biofield at a value of $0.05 per share without any additional compensation payable by MKG to the Company (the “Long Conversion Shares”).  Accordingly, the total amount of Long Conversion Shares shall be 40,000,000 shares of common stock of Biofield.

1.2.3

Retention by MKG of a Portion of the Long Conversion Shares.

Immediately upon the conversion set forth in subsection 1.2.2 above of this Agreement (the “Conversion”), in consideration of MKG’s covenants and promises, (a) MKG shall retain Fifty-One Percent (51%) of any shares of common stock received upon the Conversion, and (b) MKG shall also retain an additional portion of the Long Conversion Shares so that, together with the LFCG Common Stock Shares and any common stock shares of Biofield it secures from other sources,  MKG shall hold Fifty-One Percent (51%) of all the shares of common stock issued and outstanding (on a fully-diluted basis) of Biofield existing immediately prior to the time of the Conversion.  (Collectively, the shares of common stock of Biofield retained by MKG pursuant to subsection (a) and (b) of the preceding sentence shall be referred to as the “MKG Portion of the Long Conversion Shares”).  Any shares remaining of the Long Conversion Shares after MKG’s retention of the MKG Portion of the Long Conversion Shares shall be transferred to members of LFCG (the Post-Retention Remaining Long Shares).

1.2.4

Voting Rights Associated with the Post-Transfer Remaining Long Shares.  LFCG agrees to deliver to MKG a proxy with respect to all voting rights associated with the Post-Retention Remaining Long Shares in the form acceptable to LFCG and MKG (each, a "Proxy” and collectively, the "Proxies"), which shall be irrevocable to the extent provided in Section 212 of the Delaware General Corporation Law.  Each Proxy shall not be terminated by any act of a member of LFCG or by operation of law, including, without limitation, the dissolution or liquidation of any corporation or partnership.

1.2.5

Treatment of Biofield’s Post-Conversion Remaining Debt Owed Members of LFCG.   LFCG agrees that Biofield’s remaining debt owed LFCG members upon the assignment of the Assigned Debt to MKG (the “Biofield’s Post-Assignment Remaining Debt to LFCG”) shall be restructured or otherwise treated commensurate with the debt owed by Biofield to creditors other than LFCG members.  LFCG further agrees to relinquish all rights to convert Biofield’s Post-Assignment Remaining Debt to LFCG into shares of Biofield stock pursuant to any arrangement or agreement LFCG members may have with Biofield.  To the extent that any portion of Biofield’s Post-Assignment Remaining Debt to LFCG is converted into shares of Biofield stock, a portion of such converted shares shall be transferred to MKG, consistent with the mechanisms set forth in subsections 1.2.2 and 1.2.3 above of this Agreement, so that MKG retains Fifty-One Percent (51%) of the shares of common stock of Biofield upon such conversion.

ARTICLE II

COVENANTS OF MKG

2.1

As additional consideration of the benefits given by LFCG to MKG, including, but not limited to, the LFCG Common Stock Shares and the MKG Portion of the Long Converted Shares, MKG agrees to the terms and conditions below of this section.

2.1.1

Subject to the terms and conditions in this Agreement, MKG agrees to use its best reasonable commercial efforts to:

(a).

Assume LFCG’s past and current role in helping raise and secure the funds needed by Biofield to operate and to bring Biofield’s products to world markets;

(b).

To raise and secure the funds needed by Biofield to operate and to bring Biofield’s products to Asia and other world markets;

(c).

Take over the management, marketing, personnel, website, and other operations of Biofield;

(d).

Relocate Biofield’s corporate offices to Philadelphia, Pennsylvania;

(e).

To restructure Biofield’s substantial debt;

(f).

Utilize MKG’s worldwide contacts to bring Biofield’s products to Asia and other world markets;

(g).

Take the steps needed to bring Biofield’s products to China, including conducting any clinical trials and gaining approvals from the appropriate Chinese government authorities;

(h).

Utilize MKG’s contacts in China for Biofield’s benefit, including, but not limited to, Chinese healthcare agencies and organizations, hospitals and other sources;

(i).

Utilize MKG’s contacts for Biofield’s benefit with Tianjin Medical College considered to be one of Asia’s largest breast cancer center;

(j).

Utilize MKG’s contacts in China to manufacture Biofield’s products in China;

(k).

Utilize MKG’s contacts in China, the Philippines, and other parts of Asia to supplement the existing clinical trials conducted with respect to Biofield’s products;

(l).

Utilize MKG’s contacts in China, the Philippines, and other parts of Asia to advance the research and development with respect to Biofield’s products; and

(m).

Utilize MKG’s contacts in China, the Philippines, and other parts of Asia to secure prominent directors from China and other parts of Asia for Biofield’s Board.

2.1.2

Subject to the terms and conditions in this Agreement, as additional consideration, MKG agrees that:

(a).

Dr. David Long shall be retained as a consultant for a three-year period commencing as of the Effective Date as more fully set forth in a separate consulting agreement; and

(b).

MKG shall exercise the voting rights associated with any and all shares of Biofield stock (whether common or preferred) in favor of Dr. David Long or his designee remaining on the Board and receiving the stock options and other benefits entitled to other Board members.  James MacKay and his nominee on the Board shall further exercise the voting rights they have as a board member in favor of Dr. David Long or his designee remaining on the Board and receiving the stock options and other benefits entitled to other Board members.

ARTICLE III

ROYALTY TO LFCG

3.1

As additional consideration, subject to the terms and conditions in this Agreement, for a three-year period commencing as of the Effective Date, LCFG collectively shall receive each year a one-percent (1%) royalty with respect to net sales of Biofield’s products which MKG generates worldwide.   For purposes of this Agreement, Net Sales shall mean the gross revenues received by Biofield from the sale of Biofield products which MKG generates worldwide less sales and/or use taxes actually paid, import and/or export duties actually paid, outbound transportation prepaid or allowed, and amounts allowed or credited due to returns (not to exceed the original billing or invoice amount). All royalties shall be paid to LFCG on an annual basis. The precise method in which the royalties shall be determined, paid, and verified shall subsequently agreed to by the parties hereto.  The parties anticipate that LCFG will receive a preliminary royalty payment at the end of the calendar year, which will be adjusted (either up or down) within a 120 day period after the end of the calendar year. Each such payment shall be accompanied by an accounting statement, which shall include: (i) the quantity and classification of Biofield products sold; (ii) Net Sales Price of all Biofield products sold; and (iii) any other material information mutually agreed by the parties hereto. Biofield and its appropriate affiliates shall keep proper books of account in a manner mutually acceptable to MKG, LFCG, and the Company (whether on an accrual or other basis) showing sales of Biofield products which MKG generates worldwide. LFCG shall have the right to audit the applicable records in connection with the royalties contemplated in this section of the Agreement, subject to applicable laws. All information obtained by LFCG and its agents in connection with the sale of Biofield products which MKG generates worldwide shall be kept strictly confidential by LFCG and its agents.  LFCG shall designate an agent to receive the royalty payment contemplated in this subsection 3.1.

ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF LFCG

     Each member of LFCG, jointly and severally, represents and warrants to MKG as follows:

4.1

Corporate Existence and Authority of Biofield. The Company (i) is a corporation duly organized,  validly existing and in good standing under the laws of the State of Delaware; and (ii) has all requisite corporate power to own its assets and operate its business as now conducted.

4.2

No Conflict. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with or constitute a default under (i) the Company's certificate of  incorporation or by-laws, (ii) any agreement,  indenture or other instrument to which LFCG is a party or by which the  Company or any member of LFCG or their assets may be bound or (iii) any law, regulation,  order,  arbitration,  award,  judgment or decree  applicable to LFCG or any member thereof or the Company.

4.3

Validity.  This Agreement has been duly executed and delivered by

LFCG and all members thereof and is a valid and binding agreement of LFCG and all members thereof enforceable  against LFCG and all members thereof in accordance with its terms,  except as the  enforceability  thereof may  be  limited  by  any  applicable  bankruptcy,  insolvency,  reorganization, moratorium,  fraudulent  conveyance or other laws  affecting the  enforcement of creditors' rights generally, and by general principles of equity.

4.4

The Common Shares.  All of the Company’s Shares (whether common or preferred) including the LFGC Common Stock Shares have been duly authorized and validly issued and constitute fully-paid and non-assessable shares of common stock of the Company.  No stockholder of the Company has any preemptive or other subscription right to acquire any shares of Common  Stock.  LFCG will convey to the MKG, on the Effective Date, good and valid title to the LFCG Common Stock Shares free and clear of any liens, claims, security interests and encumbrances

4.5

Litigation. There are no actions, suits, proceedings or arbitrations or investigations pending, or to LFCG's best knowledge, threatened in any court or before any governmental agency or instrumentality or arbitration panel or otherwise against or by LFCG which seek to or could restrain, prohibit, rescind or declare unlawful, or result in substantial damages in respect of this Agreement or the performance hereof by LFCG (including, without limitation, the delivery of the LFCG Common Stock Shares).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF MKG

     MKG hereby represents and warrants to LFCG as follows:

5.1

Authority; Validity.  MKG has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and this Agreement constitutes the legal and valid binding agreement of MKG, enforceable in accordance with its terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent  conveyance or other laws  affecting the enforcement of creditors’ rights generally, and by general principles of equity.

ARTICLE VI

CONDITIONS TO CLOSING

6.1

Conditions to Obligations of MKG.  The obligations of the

MKG under this Agreement are subject to the satisfaction of the following conditions on the Effective Date (unless another date is specified):

(a)

The representations and warranties of LFCG set forth in Article IV hereof shall be true and correct;

(b)

All permits, approvals, authorizations and consents of third parties necessary for the consummation of the transactions  herein shall have been  obtained,  and no order of any court or  administrative  agency shall be in effect  which   restrains or prohibits the transactions contemplated by this Agreement, and no suit, action or other proceeding by any governmental  body or other  person shall have been  instituted  which questions the validity or legality of the transactions contemplated by this

Agreement;

(c)

As of the Effective Date, Dr. Raymond Long shall resign from the Board;

(d)

As of the Effective Date, Dr. David Long shall resign as Chairman of the Board while retaining a seat on the Board; and

(e)

As of the Effective Date, assignment of the Assigned Debt to MKG in accordance with subsection 1.2.1 of this Agreement.

6.2

Conditions to Obligations of LFCG.  The obligations of LFCG under this Agreement are subject to the satisfaction of the following conditions on the date of Closing:

(a)

The representations and warranties of MKG set forth in Article V hereof shall be true and  correct;

(b)

All permits, approvals, authorizations and consents of third parties necessary for the consummation of the transactions  herein shall have been  obtained,  and no order of any court or  administrative  agency shall be in effect  which   restrains or prohibits the transactions contemplated by this Agreement, and no suit, action or other proceeding by any governmental  body or other  person shall have been  instituted  which questions the validity or legality of the transactions contemplated by this

Agreement; and

(c)

No order of any court or administrative agency shall be in effect

which restrains or prohibits  the  transactions   contemplated  by  this Agreement, and no suit, action or other proceeding by any governmental body or other person shall have been instituted  which questions the validity or legality of the transactions contemplated by this Agreement.

ARTICLE VII

MISCELLANEOUS

7.1

Expenses.  Each party shall pay all of its own expenses in connection with the  authorization,  preparation, execution and performance of this Agreement,  including  without  limitation the reasonable fees and  expenses  of the  Trustee,  its  agents,  representatives, counsel, financial advisors and consultants.

7.2

Survival   of   LFCG's   Representations   and   Warranties.  All

representations and warranties made by LFCG to MKG  in this Agreement shall survive the Effective Date and the closing of the transactions contemplated in this Agreement.

7.3

Notices.  All notices, requests or other communications required or permitted to be delivered hereunder shall be in writing, delivered by registered or certified mail, return receipt requested, as follows:

          (a) To LFCG:

Dr. David M. Long, Jr.

10988 Horizon Hills Drive

El Cajon, CA 92020

          (b) To MKG:

Michael Cimino, President

The MacKay Group, Inc.

1615 Walnut Street, 3rd Floor

Philadelphia, PA 19103

Any party hereto may from time to time, by written notice given as aforesaid,

designate any other address to which notices,  requests or other  communications addressed to it shall be sent.

7.4

Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for any breach of the  provisions of this Agreement and agree  that the  obligations of the  parties hereunder  shall be  specifically enforceable,  and  neither  party  will take any action to impede the other from seeking to enforce such rights of specific performance.

7.5

Successors  and Assigns;  Integration;  Assignability.  This Agreement

shall be binding  upon and inure to the  benefit of and be  enforceable  by the parties hereto,  and their  respective  legal  representatives,  successors and assigns.  This Agreement (a) constitutes,  together  with any other written agreements between MKG and LFCG executed  and  delivered on the date hereof,  the entire  agreement  between the parties  hereto and supersedes  all other prior  agreements and  understandings, both  written and oral,  among the parties,  with respect to the subject  matter hereof;  (b) shall not confer upon any person other than the parties  hereto any rights or remedies hereunder; and (c) shall not be  assignable by operation of law or otherwise, except that this Agreement may be assigned to the Company.

7.6

Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware.

7.7

Further Assurances.  Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken,  all action and to do, or cause to be done, all things necessary, proper or advisable to  consummate and make effective the transactions contemplated by this Agreement.

7.8

Amendment and Waiver.  No amendment or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless in writing and signed by MKG and LFCG.

7.9

Counterparts.  This Agreement may be executed in any number of counterparts with the same effect as if the signatures thereto were upon one instrument.

7.10

Indemnification.  MKG will indemnify and hold the members of LFCG and their trustees, beneficiaries, partners, employees and agents  (each,  an  "Indemnified   Party")   harmless  from  any  and  all  losses, liabilities,  obligations,  claims, contingencies,  damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys'  fees and costs of  investigation  (collectively,  "Losses") that any such  Indemnified Party may  suffer or incur to a third party as a result  of or  relating  to the transactions set forth in Article I of this Agreement.  Except solely with respect to the exercise of Dr. David M, Long’s fiduciary duties, if any, LFCG agrees not to object to the transactions contemplated in section 1.2 of this Agreement, but makes no assurances that those transactions will be actually completed.  LFCG further makes no assurances, and MKG assumes the risks, respecting the potential effect that any material agreement executed by the Company prior to the Effective Date may have on the transactions contemplated in section 1.2 of this Agreement, provided that such agreement and all material information (other than publicly available information) regarding the agreement were provided to MKG prior to the Effective Date.

[SIGNATURE LINES TO FOLLOW]

     IN WITNESS WHEREOF, the undersigneds have duly executed this Agreement on the date and year first above written.

THE MACKAY GROUP, INC.

BY:__________________________________

MICHAEL M. CIMINO

             President, The MacKay Group, Inc.

__________________________________

DAVID M. LONG, JR.

__________________________________

DONNA R. LONG

__________________________________

RAYMOND A. LONG

[ADDITIONAL SIGNATURE LINES TO FOLLOW]

THE LONG FAMILY TRUST dated December 30, 1974, as amended

BY:_______________________________

DAVID M. LONG, JR., Trustee

BY:_______________________________

DONNA R. LONG, Trustee

THE LONG FAMILY PARTNERS II LP

BY:________________________________________________________________

DAVID M. LONG, JR., Managing Partner & General Partner

BY:___________________________________________________

DONNA R. LONG, General Partner

EXHIBIT A

TO MARCH 29, 2006 STOCK ACQUISITION AND VOTING AGREEMENT

SHARES OF COMMON STOCK OF BIOFIELD CORPORATION HELD AS OF MARCH 29, 2006 BY DR. DAVID M. LONG, JR., DONNA R. LONG, RAYMOND A. LONG, THE LONG FAMILY TRUST, THE DAVID & DONNA LONG FAMILY FOUNDATION, AND THE LONG FAMILY PARTNERS II, LP

American Stock #	Shares	Holder
10370	175,024	Long Family Partners II LP
10803	8,087	David M. Long, Jr. and Long Family Trust
10703	85,280	David and Donna Long TIEES The Long Family Trust
10774	1,666,199	Donna R. Long
10633	657,391	Donna R. Long
10719	383,758	David TIEE Donna Long separate property of the Long Family Trust
10748	333,334	David M. Long, Jr. separate property Long Family Trust
10671	93,750	Donna R. Long TIEE the Donna Long Separate property trust O/T Long Family Trust
10592	439,036	Raymond A. Long
10309	166,620	David M. Long, Jr.
10676	455,715	Donna R. Long TIEE O/T Donna Long Separate property Long Family Trust
10593	1,400,000	Raymond A. Long
10772	1,000,000	Raymond A. Long/ Sephorn Capital Management
Total Long Holding	6,864,194